UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022 (Report No. 4)

Commission file number: 001-41260

MARIS-TECH LTD.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Results of the Annual General Meeting of Shareholders

On December 28, 2022, Maris-Tech Ltd. (the “Company”) convened an Annual General Meeting of Shareholders (the “Meeting”).

The Meeting was called for the following purposes:

Proposal No. 1	To re-appoint Kesselman & Kesselman, a member firm of PwC International Limited as the independent auditor of the Company and to authorize the Board of Directors of the Company to determine their remuneration, until the next annual general meeting of the Company’s shareholders;

Proposal No. 2	To re-appoint Mr. Joseph Gottlieb as a Class I director for a three-year term continuing until the Company’s 2025 annual general meeting of shareholders and until his successor is duly elected and qualified in accordance with the provisions of Company’s Amended and Restated Articles of Association or applicable law; and

Proposal No. 3	To appoint Ms. Isabela Marshak as a Class I director for a three-year term continuing until the Company’s 2025 annual general meeting of shareholders and until her successor is duly elected and qualified in accordance with the provisions of the Company’s Amended and Restated Articles of Association or applicable law and to approve Ms. Marshak’s compensation.

At the Meeting, a quorum was present and the shareholders of the Company approved all agenda items as originally proposed.

This Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333-262910 ) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: December 28, 2022	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

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